FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 12, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that, since the inception of the outbreak of coronavirus (Covid-19) in China, the Company has established a Permanent Multidisciplinary Monitoring Committee formed by executives and renowned specialists in the infectiology area. Since then, several measures and protocols have been adopted in order to preserve the safety of all the people involved in its operational context, in addition to determine contingency plans to sustain its operations at normal pace.

BRF is operating normally at the moment, with the full functioning of its industrial facilities, distribution centers, logistics, supply chain and support offices, despite working temporarily and partially remotely in some of its corporate locations, not presenting any case of Covid-19 among its workers and any changes to its production, operation, and/or commercialization scheduling.

Therefore, BRF reaffirms its commitment with the safety and health of its employees and third parties, at the same time that it deploys all its efforts to continuously meet the daily population demand for food.

The Company will maintain the market and its shareholders duly informed in connection with any new information in relation to the present announcement.

São Paulo, March 12, 2020

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer